Exhibit 99.1

November 4, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the Third Quarter of 2014

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 44.2% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its third quarter 2014 financial results, as published on November 3, 2014 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q3 RESULTS

Toronto, Ontario (November 3, 2014) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well-located, high quality, urban retail-centered properties, announced today financial results for the three and nine months ended September 30, 2014.

NINE MONTHS HIGHLIGHTS

	$ millions
	As at, and for the nine months ended September 30		Year ended
	2014	2013	December 31, 2013
Total assets	$8,076	$7,581	$7,596
Enterprise value (1)	$7,688	$7,164	$7,319
Net debt to total assets (1)	42.1%	42.5%	42.9%
Net debt to enterprise value (1)	44.2%	44.7%	44.3%
Weighted term of fixed-rate debt (years) (1)	6.1	5.6	5.3
Property rental revenue	$486	$471
Net operating income (“NOI”) (1)	$304	$296

	$ millions (except shares)		per share
Nine months ended September 30	2014	2013	2014	2013
Net income attributable to common shareholders	$151.9	$167.0	$0.71	$0.80
Funds from Operations (“FFO”) (1)	$160.9	$159.7	$0.76	$0.77
FFO excluding other gains (losses) and (expenses)	$162.7	$158.8	$0.77	$0.76
Weighted average diluted shares for FFO (000s)	210,936	208,672
Adjusted Funds from Operations (“AFFO”) (1) (2)	$168.3	$168.0	$0.74	$0.75
AFFO excluding other gains (losses) and (expenses)	$167.5	$161.4	$0.74	$0.72
Weighted average diluted shares for AFFO (000s)	227,586	224,006

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

•	Invested $385 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 662,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired two properties, one at 100% interest and one at 50% interest, twelve properties adjacent to existing shopping centres and two development land parcels, adding 445,800 square feet of gross leasable area and 3.3 acres of land for future development;

•	Disposed of four properties and land parcels for gross proceeds of $148.6 million, including the sale by Main and Main Developments of a 46.9% interest in its real estate assets to a prominent Canadian institutional investor. These dispositions resulted in a reduction of gross leasable area of 212,600 square feet and 33.0 acres of land;

•	2.9% total same property NOI growth; 2.0% NOI growth on same property – stable excluding expansions;

•	12.0% rate per square foot increase on 1,627,000 square feet of renewal leases;

•	Occupancy of same property – stable of 97.0% as compared to 96.7% at December 31, 2013 and 96.3% at September 30, 2013;

•	Total occupancy of 95.9% compared to 95.5% at December 31, 2013 and 95.0% at September 30, 2013;

•	Gross new leasing totalled 646,000 square feet including development and redevelopment coming on line; lease closures totalled 445,000 square feet and 106,000 square feet of closures for redevelopment;

•	Completed new leasing on existing space totalling 441,000 square feet at an average rate of $19.44 per square foot; lease rates on new development and redevelopment coming on line totaling 205,000 square feet at an average rate of $20.27 per square foot, including a new lease with an anchor tenant for 86,000 square feet;

•	12.5% per square foot increase on new lease rates versus closed lease rates;

•	Average lease rate per occupied square foot increased by $0.38 from December 31, 2013 to $18.34 at September 30, 2014, including the effect of acquisitions and dispositions;

•	Weighted average fixed-rate debt maturity of 6.1 years at September 30, 2014 compared to 5.3 years at December 31, 2013 and 5.6 years at September 30, 2013.

QUARTER HIGHLIGHTS

	$ millions (except shares)		per share
Three months ended September 30	2014	2013	2014	2013
Net income attributable to common shareholders	$39.0	$41.1	$0.18	$0.20
FFO (1)	$53.4	$53.5	$0.25	$0.26
FFO excluding other gains (losses) and (expenses)	$55.2	$53.1	$0.26	$0.25
Weighted average diluted shares for FFO (000s)	212,367	208,819
AFFO (1) (2)	$57.4	$56.1	$0.25	$0.25
AFFO excluding other gains (losses) and (expenses)	$57.2	$54.5	$0.25	$0.24
Weighted average diluted shares for AFFO (000s)	228,983	225,539

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

•	Invested $195 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 404,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired 100% interest in one property and four properties adjacent to existing shopping centres, adding 239,000 square feet of gross leasable area and 0.4 acres of land for future development;

•	The Company’s Toronto and Ottawa urban development partnership, Main and Main Developments, sold a 46.9% interest in its real estate assets to a prominent Canadian institutional investor. As part of the transaction, Main and Main Developments was retained to provide asset and property management services for the real estate portfolio;

•	Including the Main and Main Developments transaction, the Company disposed of two properties and land parcels for gross proceeds of $92.2 million, resulting in a reduction of gross leasable area of 81,600 square feet and 8.9 acres of land;

•	3.8% total same property NOI growth; 3.2% NOI growth on same property – stable excluding expansions;

•	Gross new leasing totalled 315,000 square feet including development and redevelopment coming on line; lease closures totalled 134,000 square feet and 60,000 square feet of closures for redevelopment;

•	Completed new leasing on existing space totalling 145,000 square feet at an average rate of $20.66 per square foot; lease rates on new development and redevelopment coming on line totalling 170,000 square feet at an average rate of $19.21 per square foot, including a new lease with an anchor tenant for 86,000 square feet;

•	The Company has binding agreements to sell four properties that are expected to close in the fourth quarter of 2014 for aggregate proceeds of approximately $80 million before closing costs, subject to customary closing conditions.

“We are very pleased with the progress we are making in all aspects of our business,” said Dori J. Segal, President and CEO. “Capital recycling, high quality development of urban retail centres and improving operating results will continue to be our focus.”

NET INCOME

	Three months ended September 30		Nine months ended September 30
($ millions, except per share amounts)	2014	2013	2014	2013

Net income attributable to common shareholders	$39.0	$41.1	$151.9	$167.0
Net income per share attributable to common shareholders (diluted)	$0.18	$0.20	$0.71	$0.80

Net income attributable to common shareholders for the three months ended September 30, 2014 was $39.0 million or $0.18 per share (diluted) compared to $41.1 million or $0.20 per share (diluted) for the three months ended September 30, 2013. Net income attributable to common shareholders for the nine months ended September 30, 2014 was $151.9 million or $0.71 per share (diluted) compared to $167.0 million or $0.80 per share (diluted) for the nine months ended September 30, 2013.

For the three months ended September 30, 2014, the decrease in net income as compared to the same prior year period is primarily due to a $8.3 million decrease in fair value adjustment on investment properties and the related decrease in deferred income taxes, partially offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth.

For the nine months ended September 30, 2014, the decrease in net income as compared to the same prior year period is primarily due to a $28.6 million decrease in fair value adjustment on investment properties and the related decrease in deferred income taxes, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, incremental leasing costs, property taxes reflected ratably, as well as adjustments to non-controlling interest to reflect FFO attributable to the Company, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS. The weighted average number of diluted shares outstanding for FFO is calculated assuming conversion of only those convertible debentures outstanding that would have a dilutive effect upon conversion, at the holders’ contractual conversion price.

FFO for the three months ended September 30, 2014 totalled $53.4 million or $0.25 per share (diluted) compared to $53.5 million or $0.26 per share (diluted) in the same prior year period. The decrease in FFO is primarily due to losses on prepayments of debt in the current year period and a gain on settlement of litigation in the prior year period. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities.

FFO for the nine months ended September 30, 2014 totalled $160.9 million or $0.76 per share (diluted) compared to $159.7 million or $0.77 per share (diluted) in the same prior year period. The increase in FFO is primarily due to the increase in NOI resulting from same property NOI growth and development and redevelopment projects coming on line, partially offset by higher interest expense and by lower other gains (losses) and expenses as compared to the prior year period. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, same property capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to non-controlling interest to reflect AFFO attributable to the Company. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures, calculated using the holders’ contractual conversion price.

AFFO for the three months ended September 30, 2014 totalled $57.4 million or $0.25 per share (diluted) compared to $56.1 million or $0.25 per share (diluted) for the same prior year period. AFFO increased as a result of a higher add back for losses of prepayments of debt for the current period.

AFFO for the nine months ended September 30, 2014 totalled $168.3 million or $0.74 per share (diluted) compared to $168.0 million or $0.75 per share (diluted) for the same prior year period. AFFO on a per share basis decreased due to the increase in the weighted average number of common shares outstanding.

Refer to the Funds from Operations, Adjusted Funds from Operations and Net Operating Income sections in the Company’s MD&A released today for further information.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The financing activities completed by the Company during the quarter and nine months ended September 30, 2014 include:

•	Issued 5,250,000 common shares at $19.06 per share for gross proceeds of $100.1 million during the quarter. Total equity issued year-to-date was 7,482,560 shares at $18.42 for gross proceeds of $137.8 million;

•	Issued an additional $60 million principal amount of 4.32% senior unsecured debentures, Series S, maturing July 31, 2025, in the third quarter, bringing the total unsecured debentures issued in the year to $510 million;

•	Prepaid or repaid during the quarter $73 million of mortgages payable with a weighted average interest rate of 6.15%, bringing the total repayment to $183 million with a weighted average rate of 5.88%. Related prepayment penalties year-to-date totalled $0.6 million;

•	Redeemed $100 million outstanding Series F senior unsecured debentures in the third quarter. Prepayment premium was approximately $1 million;

•	Weighted average fixed-rate debt maturity of 6.1 years at September 30, 2014 compared to 5.3 years at December 31, 2013 and 5.6 years at September 30, 2013;

•	Weighted average interest rate on fixed-rate mortgages and senior unsecured debentures of 4.94% compared to 5.09% at December 31, 2013 and 5.12% at September 30, 2013;

•	The Company’s unencumbered assets totalled $5 billion at September 30, 2014 representing 62% of total assets.

2014 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted and viewed as meaningful indicators of financial performance in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2014 Guidance as at Q3		2014 Guidance as at Q2		Variance
	Low	High	Low	High	Low	High
Net income attributable to common shareholders ($ millions)	$192.3	$194.4	$192.2	$195.4	$0.1	($1.0)
Projected net income per share (using weighted average FFO shares outstanding)	$0.90	$0.91	$0.91	$0.93	($0.01)	($0.02)
Adjustments
Projected fair value increase, deferred income taxes, other gains and losses	$0.13	$0.13	$0.13	$0.13	$—	$—
Projected FFO per share (1)	$1.03	$1.04	$1.04	$1.06	($0.01)	($0.02)
Projected FFO excluding other gains (losses) and (expenses) per share (1)	$1.04	$1.05	$1.04	$1.06	$—	($0.01)
Projected FFO ($ millions) (1)	$219.3	$222.0	$219.2	$223.3	$0.1	($1.3)
Projected weighted average shares outstanding (in millions) for FFO share calculations	212.5		211.1		1.4

Projected FFO ($ millions)	$219.3	$222.0	$219.2	$223.3	$0.1	($1.3)
Projected weighted average shares outstanding (in millions) for AFFO share calculations (including conversion of convertible debentures)	229.1		227.8		1.3
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.96	$0.97	$0.96	$0.98	$—	($0.01)
Projected revenue sustaining capital expenditures (2)	$(0.07)	$(0.07)	$(0.07)	$(0.07)	$—	$—
Projected non-cash items, net	$0.10	$0.10	$0.09	$0.09	$0.01	$0.01
Projected AFFO per share (1)	$0.99	$1.00	$0.98	$1.00	$0.01	$—
Projected AFFO excluding other gains (losses) and (expenses) per share (1)	$0.99	$1.00	$0.98	$1.00	$0.01	$—
Projected AFFO ($ millions)	$226.4	$228.4	$223.2	$227.8	$3.2	$0.6

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

The decrease in projected FFO per share from Q2 guidance to Q3 guidance is due to the increase in the weighted average number of common shares resulting from various equity financing activities.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and cost of capital raised, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, FFO and AFFO are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2014 guidance (as of Q3 2014) is based on the results for the first nine months of the year and the following key assumptions:

•	Total same property NOI growth of 3.0% to 3.5%;

•	Development, redevelopment and expansion coming on line (space is turned over to tenants for fixturing) of 260,000 to 280,000 square feet with approximate invested cost of $115 million to $135 million, including amounts that have come on line year-to-date;

•	Income-producing acquisitions totalling approximately $180 million for the year assuming no accretion, including acquisitions of $135 million completed through September 30, 2014;

•	Dispositions of approximately $230 million in total of investment properties, including certain land parcels and dispositions of $148 million completed through September 30, 2014;

•	Revenue sustaining capital expenditures on the total same property portfolio are expected to be approximately $0.84 per square foot on average consistent with prior quarter guidance;

•	Corporate expenses and abandoned transaction costs are expected to be consistent, in the aggregate, with the prior year;

•	No assumption for one time expense related to CEO transition;

•	The Company does not forecast changes in the values of investment properties and certain other gains (losses) and expenses when issuing guidance.

Readers should refer to the section below titled “Forward-Looking Statements Advisory” for important information regarding the risks and uncertainties associated with the Company’s guidance.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in Management’s Discussion and Analysis for the three and nine months ended September 30, 2014.

SUBSEQUENT EVENT

Dividend

The Company announced that it will pay a fourth quarter dividend of $0.215 per common share on January 9, 2015 to shareholders of record on December 31, 2014.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three and nine months ended September 30, 2014 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the “Investors” section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s third quarter results on Tuesday, November 4, 2014 at 2:00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 5409743. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through November 18, 2014 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 9061711.

Webcast:

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well-located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 162 properties, totalling approximately 24.5 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including but not limited to NOI, FFO, AFFO, debt and enterprise value. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and nine months ended September 30, 2014, which should be read in conjunction with this news release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents NOI, FFO and AFFO as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2014 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2014 Guidance” section of this press release also include that consumer demand will remain stable and demographic trends will continue.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2013 and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of a new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; residential development, sales and leasing; compliance with financial covenants; changes in governmental regulation; environmental liability and compliance costs; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; loss of key personnel; and the ability of health care tenants to maintain licenses, certifications and accreditations.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Kay Brekken, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR